

Mail Stop 3030

February 2, 2010

<u>Via U.S. Mail</u>

Mr. Joseph J. Rutherford
Chief Executive Officer
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ   07647

> **Re: Photonic Products Group, Inc.**
> **Form 10-K for year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-11668**

Dear Mr. Rutherford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief